
07007512

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MMDDYYYY) AND ENDING 03/31/07 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP SECURITIES USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry 212-341-9746
(Area Code - Telephone No.)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of March 31 in the year 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[illegible] Public of New J[illegible]
[illegible] Expires Aug [illegible]

Signature

Chief Financial Officer

Title

Notary Public

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3). 17 CFR 405.2.

Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project 1535-0089 Washington, DC 20503.

ICAP Securities USA LLC and Subsidiaries

(Formerly Garban LLC and Subsidiaries)

Consolidated Statement of Financial Condition

March 31, 2007

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Securities USA LLC and Subsidiaries

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and Subsidiaries (the "Company") (formerly Garban LLC and Subsidiaries) at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



May 23, 2007

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2007

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 56,587
Cash segregated under federal regulations	19,147
Deposits with clearing organizations	65,763
Securities owned, at estimated fair value	19,067
Securities owned, not readily marketable	17,538
Receivable from brokers, dealers and clearing organizations	1,926,511
Receivable from customers	91,736
Commissions receivable, net of allowance for doubtful accounts of $204	62,641
Receivable from affiliates	124,518
Software developed for internal use, at cost, less accumulated amortization of $7,384	288
Goodwill	1,933
Intangible assets, net of accumulated amortization $417	340
Prepaid expenses and other assets	26,204
	$ 2,412,273
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 1,832,130
Securities sold, but not yet purchased, at estimated fair value	122
Payable to customers	158,741
Payable to affiliates	2,409
Short term bank loans	18,092
Accrued expenses and accounts payable	82,030
	2,093,524
Commitments and contingencies (Note 7)	
Member's equity	318,749
	$ 2,412,273

The accompanying notes are an integral part of this consolidated financial statement.

(dollars in thousands)

1. Organization

ICAP Securities USA LLC and Subsidiaries (the "Company") (formerly Garban LLC and Subsidiaries) is a Delaware limited liability company. The Member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in New Jersey and with an office in London, is a broker of United States Treasury bills, notes and bonds, and other obligations of United States governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities on a fully matched basis. Subsidiaries operate in the brokering of financial instruments including corporate bonds, preferred stock, direct access, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, and domestic and international money market brokerage services. Subsidiaries are registered with the SEC, NASD, Commodity Futures Trading Commission ("CFTC") and the National Futures Association. One subsidiary has four trading licenses with the New York Stock Exchange ("NYSE"). Another subsidiary is a registered futures commission merchant ("FCM").

During the year, a subsidiary of the Company ceased all clearance operations and withdrew its clearing memberships with the Chicago Mercantile Exchange ("CME") and the Chicago Board of Trade ("CBOT"). The subsidiary leases a trading right with the CBOT from an affiliate.

In January 2007, the subsidiary sold its two memberships with the New York Mercantile Exchange ("NYMEX").

On March 30, 2007, a subsidiary of the Company transferred its membership interest in its majority owned subsidiary Pronous Asset Management LLC ("Pronous"), to an affiliate.

2. Summary of Significant Accounting Policies

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2007 include approximately $51,258 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Deposits with clearing organizations include treasury bills with a market value of approximately $1,997 at March 31, 2007.

(dollars in thousands)

The Company has adopted Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter. Accumulated amortization as of March 31, 2007 totaled $7,384.

Proprietary securities transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, but not yet purchased, are recorded at estimated fair value. At March 31, 2007, securities owned included foreign government obligations of $30, equities of $4,440, corporate obligations with an estimated fair value of $3,403, U.S. Government agency mutual funds with an estimated fair value of $4,913, and negotiable certificates of deposit of $6,281.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Furniture and fixtures are being depreciated over the useful lives of the assets, ranging from five to seven years by the straight-line method.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In March 2007, the Company performed its annual test for the impairment of goodwill and intangible assets and concluded that there was no impairment as of March 31, 2007.

Identifiable intangible assets consist of customer lists and are amortized over 4-5 years.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(dollars in thousands)

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the consolidated statement of financial condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Cash Segregated Under Federal Regulations

Cash of approximately $15,147 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). The Company and a subsidiary computed a PAIB Reserve requirement of $103 and nil, respectively, at March 31, 2007. The Company and the subsidiary had cash segregated in a PAIB reserve account of $2,000 and $2,000, respectively.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date. Receivable from and payable to brokers, dealers and clearing organizations primarily includes deposits paid for securities borrowed of $1,563,708 and deposits received for securities loaned of $1,525,604, fail to deliver of $267,504 and fail to receive of $217,520, resale agreements of $73,133, and amounts due for securities transactions which have passed settlement date and are still outstanding.

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions.

6. NYSE Share Sale

The NYSE Group common shares are subject to a three-year restriction, which expire in equal one-third installments. The first expired on March 8, 2007. The remaining installments will expire March 2008 and March 2009. The subsidiary has estimated the fair value on these restricted shares to be approximately $17,538 which is included in "securities owned, not readily marketable" on the consolidated statement of financial condition.

On May 5, 2006, the NYSE completed a secondary offering of its shares. At that date the subsidiary sold 69,787 of NYSE common shares that were originally restricted, until March 2007. On April 13, 2007, the subsidiary sold the remaining 37,121 NYSE common shares from the 2007 restriction installment upon expiration in March 2007.

(dollars in thousands)

7. Commitments and Contingencies

Leases

The Company has a 15 year lease agreement for facilities. The lease contains provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the lease are as follows:

Year Ending March 31	
2008	$ 6,134
2009	6,236
2010	6,240
2011	6,305
2012	6,305
Thereafter	38,199
	$ 69,419

The office space included under the lease is used by the Company, its subsidiaries and various other affiliates. The Company allocates a portion of lease costs to the affiliates.

The ultimate parent company, ICAP plc, has obtained an uncollateralized letter of credit in the amount of $5,800, in order to satisfy the requirements of the lease agreement entered into by the Company for the facilities.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2007 by depositing one letter of credit in the amount of $25,000.

The Company has a $75,000 credit facility available to satisfy collateral requirements with a clearing organization.

As of March 31, 2007, $17,000 was outstanding on the credit facility and no amount was outstanding on the letters of credit as of March 31, 2007.

Other

In June 2003, the Company was named in connection with an alleged infringement of patent number 6,560,580 ("'580 Patent") in the United States of America. The Company rejected the claim.

The jury trial commenced on February 7, 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the Company to be the sum of $2,200 as of September 30, 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Company.

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of the "Garban GTN" and on the Company's counterclaim for judgment declaring that the Garban GTN did not infringe the '580 Patent. On February 22, 2005, the jury found that the application for the '580 Patent "failed to provide an adequate written description" in certain of the '580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claims of the '580 Patent, but that the claimed infringement had not been "willful."

(dollars in thousands)

On February 22, 2006, the Court ruled on the Company's application pertaining to claimants' asserted inequitable conduct in the prosecution of the '580 Patent. The Court ruled in favor of the Company and declared that the '580 Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on April 3, 2006. On April 27, 2006, the claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's ruling.

In March 2007, the US Court of Appeals for the Federal Circuit denied claimant's appeal. Claimants have filed an application asking that the US Court of Appeals to reconsider its decision. The application is pending.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Company, but based on current available information and after consultation with the Company's lawyers, management continues to expect a successful outcome for the Company.

The Company is also involved in other litigation arising in the ordinary course of their business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's consolidated statement of financial condition.

8. Regulatory Requirements

ICAP Securities USA LLC is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

ICAP Securities USA LLC had liquid capital of approximately $107,884, at March 31, 2007, which was approximately $103,288 in excess of the minimum liquid capital requirement. ICAP Securities USA LLC's ratio of liquid capital to total haircuts was approximately 27 to 1.

ICAP Securities USA LLC has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because ICAP Securities USA LLC, in connection with its activities as a government securities interdealer broker, does not otherwise hold funds or securities for, or owe money or securities to, customers. ICAP Corporates LLC is subject to SEC Rule 15c3-3 and maintains a "Special Account for Exclusive Benefit of Customers" (see Note 3).

The ICAP Securities USA LLC subsidiaries are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Capital Markets LLC is no longer registered with the SEC as a U.S. government broker dealer and is no longer subject to Department of Treasury Regulation 402.2 but continues to compute pro-forma liquid capital for purposes of regulatory consolidation. ICAP Futures LLC is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2007 are set forth below:

(dollars in thousands)

Company	Net Capital	Minimum Net Capital Requirement	Excess Net Capital
ICAP Capital Markets LLC	$ 11,794	$ -	$ 11,794
Intercapital Securities LLC	4,959	100	4,859
ICAP Corporates LLC	51,245	4,328	46,917
ICAP Futures LLC	5,114	500	4,614

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in ICAP Securities USA LLC's corresponding unaudited Form G-405 part II filed as of March 31, 2007:

	ICAP Capital Market LLC	ICAP Corporates LLC	Intercapital Securities LLC	ICAP Futures LLC	Total
Assets	$ 85,257	$ 2,023,921	$ 6,671	$ 12,884	$ 2,128,733
Liabilities	30,103	1,939,343	547	4,099	1,974,092
Net	$ 55,154	$ 84,578	$ 6,124	$ 8,785	$ 154,641

9. Employee Benefits

The Company and its subsidiaries participate in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management.

10. Stock Option Plans

On April 1, 2006, the Company adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period. Prior to the adoption of SFAS No. 123-R, the Company applied Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and related interpretations in accounting for its stock option plans. The adoption of FAS 123-R did not have a material effect on the Company's consolidated statement of financial condition.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

A subsidiary has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,470,448 and received cash or other collateral with a

(dollars in thousands)

value of approximately $1,525,604, which is recorded in the Company's consolidated statement of financial condition at March 31, 2007. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,508,674 and has given cash or other collateral with a value of approximately $1,563,708, which is recorded in the Company's consolidated statement of financial condition at March 31, 2007. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

At March 31, 2007, the Company had commitments to enter into future resale agreements. At March 31, 2007, the Company has given collateral of $72,729 under agreements to resell none of which has been rehypothecated.

A subsidiary has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary has recorded this obligation in the consolidated financial statements at the March 31, 2007 market value of the related securities. The subsidiary is subject to loss if the market price of the securities increases subsequent to March 31, 2007.

The Company and its subsidiaries maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate nonperformance by the counterparties.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Company to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized. Whenever warranted, additional cash or collateral is obtained. The Company monitors the credit worthiness of each counterparty.

The contractual amount of purchase and sale transactions for the Company at March 31, 2007 was approximately $6,363,219 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled.

Pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2007, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that

(dollars in thousands)

may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

12. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. During the year ended March 31, 2007, the Company incurred fees of approximately $45,276 under this agreement. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand. In addition, the Company provides clearing services for foreign and domestic affiliates.

A subsidiary leases seat memberships from an affiliate of IBHNA.

Amount receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). ICAP Electronic Broking LLC ("IEB") an affiliate of the Company has an affiliated membership underneath the direct membership of the Company. While IEB maintains a separate participant identification with the FICC, all margining is combined at the Company level. At March 31, 2007, $52 is payable to IEB and is included in payable to affiliates.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By Department of Treasury Regulations

To the Member of ICAP Securities USA LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of ICAP Securities USA LLC and Subsidiaries (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Department of the Treasury Regulations, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), as adopted by the Department of the Treasury, in making the following:

1. The periodic computations of liquid capital under Section 402.2 of the Department of the Treasury Regulations;
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g), as adopted by the Department of the Treasury, lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Government Securities Act of 1986 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Department of the Treasury, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Section 405.2 of the Department of the Treasury Regulations in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



May 23, 2007

END